(2)(K)(iv)(b)

July 1, 2010

ING Senior Income Fund

7337 East Doubletree Ranch Road

Scottsdale, Arizona 85258

Re:	Reduction in Fee Payable under the Service and Distribution Plan for Class B Shares

Ladies and Gentlemen:

ING Funds Distributor, LLC (“IFD”) hereby waives the service fee of 0.25% of the average daily net assets payable to IFD under the Service and Distribution Plan for the Class B Shares of ING Senior Income Fund. By this letter, we agree to waive that fee for the period from July 1, 2010 through July 1, 2011.

Please indicate your agreement to this reduction in fee by executing below in the place indicated.

Sincerely,

/s/ Todd Modic

Todd Modic

Senior Vice President

ING Funds Distributor, LLC

Agreed and Accepted:

ING Senior Income Fund

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson Senior Vice President

7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Funds Distributor, LLC